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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of December, 2004

                         Commission File Number: 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
             (Exact name of registrant as specified in its charter)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of principal executive offices)



 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                            Form 20-F [X]   Form 40-F  [ ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ]   No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________









                                       1

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     BE Semiconductor Industries N.V. (the "Company") is filing a press release dated December 14, 2004 which announced a restructuring of its operations and that the Company expects to take a charge in the fourth quarter ending December 31, 2004. A copy of the press release is attached hereto as Exhibit 99.1


Exhibits


99.1     Press Release dated December 14, 2004




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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BE SEMICONDUCTOR INDUSTRIES N.V.


                                        By: /s/ Richard W. Blickman
                                            ------------------------------------
                                            Name:  Richard W. Blickman
                                            Title: President and Chief Executive
                                                   Officer
                                            Date:  December 26, 2004